UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of NOVEMBER, 2006.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:  November 30, 2006                   /s/ Marc Cernovitch
      -----------------------------        -------------------------------------
                                           Marc Cernovitch
                                           President and CEO


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                               HALO RESOURCES LTD.
                             #1280 - 625 HOWE STREET
                              VANCOUVER, BC V6C 2T6
                     TEL: (604) 484-0068 FAX: (604) 484-0069
                      TSXV SYMBOL: HLO OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
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                      HALO COMPLETES MAPPING PROGRAM AT ITS
                              DUPORT GOLD PROPERTY

VANCOUVER, BRITISH COLUMBIA, NOVEMBER 30, 2006 - MARC CERNOVITCH, PRESIDENT AND CEO OF HALO RESOURCES LTD. (TSX.V:HLO; OTC.BB:HLOSF; FSE:HRL) is pleased to announce the completion of a reconnaissance mapping and sampling program over a portion of the East Group of claims held by the Company on the Duport property near Kenora, Ontario. The program was used in part, to follow-up on detailed high-resolution EM and magnetic surveying carried out by Fugro Airborne Surveys in 2005.

Anomalous gold values have been returned from limited sampling of sulphide-bearing intrusive rocks corresponding to an area showing a uniform low magnetic signature and subtle EM response. The samples were collected on claim 3007334 which is underlain by quartz diorite rocks of the Canoe Lake Stock. The stock is a multi-phased intrusion that is host to gold mineralization near the contact with mafic volcanic rocks of the Cedar Island Formation.

Samples collected on this claim are similar in appearance to that found at other targets along the periphery of the stock including the Granozone, McKinnon Reef, Crown Point Mine, Sirdar No 1 and 2 Veins and the Gold Coin Occurrences. These targets are examples of "veins in extensional fractures and stockwork zones". The nature and exploration potential of these gold targets have not yet been fully investigated. The extensional veins of the partially-drilled Granozone deposit located 400 meters to the southwest occur as en echelon veins hosted within altered, sericitized, chloritized quartz diorite that have returned 10.54 grams per tonne gold over 2.4 meters TW and 71.9 grams per tonne gold over 0.9 meters TW from holes drilled by Denison Mines in 1982. (refer to Denison Report on Drill Results 1980-82, C.F. Desson).

The altered margin of the Canoe Lake Stock is an exciting new target area for the Company. Additional work will be directed towards the evaluation and further definition of high priority targets in this area.

In addition to the East Group, the Duport property covers the advanced-stage Duport deposit located on the West Group of claims. The deposit contributes 424,000 tonnes grading 13.4 grams per tonne gold for 183,000 ounces contained in the indicated category as well as 387,000 tonnes grading 10.7 grams per tonne gold for 133,000 ounces contained in the inferred category.

The resource has been defined over a strike length of 760 meters to a vertical depth of 450 meters. Limited, widely spaced drilling along strike to the north and south of the deposit has traced the favourable mineralized horizon over a strike length of 1,920 meters. Duport remains open in all directions.

Geophysical data from the Fugro survey has identified a number of strong, untested geophysical anomalies along the north and south trend of the deposit including some close-in satellite anomalies that parallel the deposit (refer to Press Release dated Jan 31, 2006).

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                                      -2-


Future work on the property will include a scoping study to determine the requirements carrying out an extensive underground exploration and bulk sampling program at Duport.

QUALIFIED PERSON

The above information has been prepared under the supervision of Kevin Leonard, who is designated as a "Qualified Person" with the ability and authority to verify the authenticity and validity of the data. The field work is supervised by Kevin Leonard, the project "Qualified Person" under the definition of NI-43-101.

ADDITIONAL INFORMATION

For additional information on the Duport Property, please see the Technical Report on the Duport Property, Northwestern Ontario, Canada, dated November 8, 2004, filed on SEDAR at www.sedar.com

HALO RESOURCES LTD.

Halo is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. Currently the Company owns or has an interest in 3 projects: The Sherridon project that comprises a combination of mature and grassroots VMS copper, zinc and gold exploration opportunities; Duport, which is an advanced stage gold project, and Red Lake which is a grass roots gold project. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.

ON BEHALF OF THE BOARD

Marc Cernovitch, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Except for the historical statements contained herein, this news release presents "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation that involve inherent risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold and other minerals and metals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Halo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to joint venture operations; actual results of current exploration activities; actual results of current or future


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                                      -3-


reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other minerals and metals; possible variations in ore reserves, grade or recovery rates; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development or construction activities. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions and have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Halo does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Trading in the securities of Halo Resources Ltd. should be considered highly speculative.

For further information, please contact:

Marc Cernovitch, President & CEO
Halo Resources Ltd.
Tel: 604-484-0068
Fax: 604-484-0069
Toll Free: 1-866-841-0068
mcernovitch@halores.com


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